SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Exhibit Index
SIGNATURE
Exhibit 99.1
Exhibit 99.2

Exhibit Index

Exhibit 99.1: Attached hereto as Exhibit 99.1 is a document entitled “Information on the Spin-Off of the LANXESS Subgroup”.

Exhibit 99.2: Attached hereto as Exhibit 99.2 is the text of the Notice of the Extraordinary Stockholders’ Meeting of Bayer AG on Wednesday, November 17, 2004.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

By: Name: Title:	/s/ ppa. Alexander Rosar Alexander Rosar Head of Investor Relations	By: Name: Title:	/s/ Armin Buchmeier Armin Buchmeier Senior Counsel

Date: October 7, 2004